Annual Report

SEPTEMBER 30, 2007

Waddell & Reed Advisors Municipal Bond Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Municipal Bond Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Municipal Bond Fund, Inc. prospectus and current Fund performance information.

President's Letter

September 30, 2007



DEAR SHAREHOLDER:

It's been a long year for fixed-income investors. Bond prices faced greater volatility as a subprime lending crisis of global dimensions unfolded. The U.S. dollar weakened against most foreign currencies, making dollar-denominated bonds less attractive. High yield investors, meanwhile, demanded greater income to help offset concern about bond defaults and the potential for a U.S. recession. After months of expressing anxiety about lingering consumer inflation, the Federal Reserve changed policy in September and reduced its short-term interest rate target by 50 basis points (0.50 percent) to 4.75 percent. More cuts may follow.

Among equities, the picture has been brighter, but even more volatile. Stock markets around the globe generally provided attractive returns over the past 12 months, with energy stocks outpacing all other sectors. International stocks, as measured by the Morgan Stanley Capital International EAFE Index, rose 24.87 percent, outperforming U.S. stocks, as measured by the S&P 500 Index, for the 12-month period ended September 30, 2007. Since the spring it has appeared to us that large company domestic growth stocks have come back in favor, boosted by low valuations and solid overseas growth for U.S.-based multinational companies. Also, quality now seems to be a more important equity attribute than we have seen in several years.

Enclosed is our report on your Waddell & Reed Advisors Fund's operations for the 12 months ended September 30, 2007. This past fiscal year the Lehman Brothers Aggregate Bond Index rose 5.13 percent while the S&P 500 Index advanced 16.44 percent.

U.S. growth slows

Dragged down by the worst housing market in a generation, the U.S. economy's four-year-old expansion is slowing. However, growth still appears robust for much of Asia. North America was fortunate to have a relatively mild hurricane season, and this may have been a factor in helping to keep a lid on gasoline prices. This year the biggest financial storm was to be found not in nature, but in the commercial paper and mortgage markets. Liquidity dried up for both business and consumer borrowers with less than perfect credit. Consequently, the financial and consumer discretionary sectors of the S&P 500 have been hard hit over the past six months, with each falling while most other sectors rose.

The economic news is mixed, as you can see in the Economic Snapshot chart below. Overall inflation and unemployment are low. However, the cost of financing a home is slightly higher. Overall GDP growth is solid, while oil prices are substantially higher.

Economic Snapshot		
	9-30-2007	9-30-2006
U.S. unemployment rate	4.70%	4.60%
Inflation (U.S. Consumer Price Index)	2.80%	2.10%
U.S. GDP	3.90%	2.40%
30-year fixed mortgage rate	6.28%	6.18%
Oil price per barrel	$81.66	$62.91

Source: Bloomberg, U.S. Department of Labor

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

Stock valuations for companies in the S&P 500 appear reasonable to us. As we look forward, even though past performance does not guarantee future results, presidential election years typically have been positive for investors. However, we recommend a prudent level of caution in 2008, as we believe that the range of possibilities for investors is as wide as the current field of presidential candidates. As always, we believe that maintaining a well-rounded portfolio is an essential element for securing your long-term financial future. In both politics and investing, it may be wise to remember that nothing – good or bad – can ever be assured.

Our commitment

As the Waddell & Reed organization's 70th anniversary year draws to a close, let me say that we remain committed to the principles of our founders – Cameron Reed and Chauncey Waddell. We focus on offering you a financial planning philosophy that emphasizes participation in positive markets as well as a very strong effort to manage risk.

We will strive to earn your continued confidence for many years to come.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund, and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Manager's Discussion of Municipal Bond Fund

September 30, 2007



Below, Bryan J. Bailey, CFA, portfolio manager of the Waddell & Reed Advisors Municipal Bond Fund, Inc., discusses positioning, performance and results for the fiscal year ended Sept. 30, 2007. He has managed the Fund for seven years and has 19 years of industry experience.

MATURITY		
SHORT	INTER	LONG

CREDIT QUALITY — HIGH / MEDIUM / LOW

This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data. Source: Morningstar

The Fund returned 2.84 percent (Class A shares at net asset value) for the 12 months ended September 30, 2007, underperforming its benchmark and outperforming its peer group. The Lehman Brothers Municipal Bond Index (reflecting the performance of securities that generally represent the municipal bond market) increased 3.10 percent, while the Lipper General Municipal Debt Funds Universe Average (reflecting the universe of funds with similar investment objectives) increased 1.78 percent for the same period.

Lower exposure to longer-dated bonds

Two primary factors – underscored by strategic patience – contributed to the Fund's results this past fiscal year. First, the Fund began and ended the year with lower exposure to longer-dated (20-plus year) bonds than both our stated benchmark and our peers. We were underweight aggressive discount structures and zero coupon bonds, which were gross underperformers. With nominal interest rates hovering near historic lows, inflation readings near the top end of the Federal Reserve's unofficial target zone, a rapidly depreciating currency and commodity prices setting new records by the day, we felt it prudent to underweight bonds with the highest level of interest rate sensitivity.

We entered the year positioned to exploit a steepening yield curve, and Fund performance was enhanced by this strategy. We continue to dislike the risk/reward tradeoff presented by the long-end of the market, and given that we would need to liquidate high quality, defensive and significantly higher yielding bonds in order to increase our exposure, we continue to believe it prudent to stick with the current maturity distribution of the portfolio.

Higher quality helped

The second notable factor for the Fund's performance was an underweight position in non-investment grade and lower quality issuers, especially tobacco, gas and corporate-backed bonds. We started the year with quality spreads trading tight, in our opinion, and we were therefore underweight lower quality bonds. Even though credit spreads in some sectors have widened recently, we still feel they remain unattractive.

Relationships mattered more than fundamentals

The municipal bond market continued to trade more on technicals versus fundamentals, and this was a factor in our return compared to our benchmark. The presence of many large, nontraditional fixed income investors is making any predictions on interest rates very difficult as many trades are based on relative relationships to other fixed income markets, leverage and cost of funding. Arbitrageurs, foreign central banks, mortgage-backed portfolio managers, tender option bond programs as well as domestic and foreign hedge funds have become the primary drivers of the fixed income markets and the municipal bond market, specifically. We continue to be alert for the possibility of flight to quality trades on geopolitical/ terrorism fears as well as other exogenous shocks. Unfortunately, many of these activities are very difficult to predict, and the sheer size of the trades are typically very large.

Finding value: a key element of our approach

Maintaining the high quality of the Fund, diversification between sectors and states, and marketable position sizes has dramatically reduced our performance volatility. Our management style is essentially a skeptical top-down approach with an emphasis on identifying what we feel are relative value opportunities between sectors, states and different security structures. Simultaneously, we attempt to exploit opportunities presented by the shape and slope of the yield curve as

well as cross market technicals. The Fund is typically fully invested. A diligent approach to ongoing credit analysis and subsequent surveillance after purchase has enabled the Fund to avoid many of the credit disasters that, we believe, plagued some of our competitors in the past. While this year was relatively quiet, with regard to negative credit episodes, we believe our approach will serve us well going forward.

Prior to fiscal year 2006, we had been in an extended period where the most aggressive risk takers – both interest rate and credit – had been the big winners, while managers who adhere to risk-averse capital preservation strategies, like we do, have lagged. While some risk has been re-priced in the municipal market in fiscal year 2007, we believe the current complacency is merely a pause.

Portfolio Characteristics	
As of 9-30-07	
Average maturity	10.61 years
Effective duration	4.64 years
Weighted average bond rating	AA

Information presented is for illustrative purposes only and is subject to change.

Our outlook

We still see very few, if any, relative value opportunities in our market. Nominal interest rates are still very low, especially 10 years and longer. Credit spreads are still tight, and the municipal yield curve is still quite flat by all historical measures. We are exercising restraint in "yield chasing" as we feel that tight credit spreads do not adequately compensate one for moving too far down the credit curve. However, the Fund will continue to search for trading opportunities to exploit in the municipal high yield space, and we expect to keep the credit quality of the Fund in the AA category. Positioning and asset distribution across the yield curve will continue to be a vital part of our investment strategy as well as monitoring cross market technical factors. We expect to maintain the Fund's neutral to defensive exposure to interest rate risk.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk, and, as such, the net asset value of the Fund's shares may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———	Waddell & Reed Advisors Municipal Bond Fund, Inc., Class A Shares[1].	$14,028
— —— –	Lehman Brothers Municipal Bond Index.	$16,788
- - - - -	Lipper General Municipal Debt Funds Universe Average	$15,229



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

Period	Class A	Class B	Class C	Class Y
1-year period ended 9-30-07	−1.53%	−1.94%	2.00%	3.17%
5-year period ended 9-30-07	2.13%	1.91%	2.06%	3.29%
10-year period ended 9-30-07	3.44%	—	—	—
Since inception of Class[3] through 9-30-07	—	3.39%	3.37%	3.70%

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 10-5-99 for Class B shares, 10-7-99 for Class C shares and 12-30-98 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Illustration of Fund Expenses

MUNICIPAL BOND FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2007.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended September 30, 2007	Beginning Account Value 3-31-07	Ending Account Value 9-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,013.30	0.94%	$4.73
Class B.	1,000	1,008.70	1.87	9.44
Class C	1,000	1,008.50	1.89	9.54
Class Y**	1,000	1,014.80	0.72	3.63
Based on 5% Return[2]				
Class A.	$1,000	$1,020.34	0.94%	$4.75
Class B.	1,000	1,015.71	1.87	9.47
Class C	1,000	1,015.58	1.89	9.57
Class Y**	1,000	1,021.44	0.72	3.64

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2007, and divided by 365.

**Class closed to investment.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2) This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF MUNICIPAL BOND FUND

Portfolio Highlights

On September 30, 2007, Waddell & Reed Advisors Municipal Bond Fund, Inc. had net assets totaling $506,249,213 invested in a diversified portfolio.

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2007, your Fund owned:



Prerefunded ETM Bonds	$11.90
Airport Revenue Bonds	$11.87
Hospital Revenue Bonds	$10.17
State General Obligation Bonds	$ 9.61
Public Power Revenue Bonds	$ 7.51
City General Obligation Bonds	$ 7.14
Special Tax Bonds	$ 6.33
Housing Revenue Bonds	$ 5.95
Lease/Certificate of Participation Bonds	$ 5.85
Other Municipal Bonds	$ 5.69
Transportation Revenue Bonds	$ 4.14
Miscellaneous Bonds	$ 3.84
Water and Sewer Revenue Bonds	$ 3.72
Education Revenue Bonds	$ 3.20
Student Loan Bonds	$ 2.81
Cash and Cash Equivalents	$ 0.27

Quality Weightings

On September 30, 2007, the breakdown of municipal bonds (by ratings) held by the Fund, including cash and cash equivalents, was as follows:



AAA	60.26%
AA	16.82%
A	9.04%
BBB	8.53%
Below BBB	0.25%
Non-rated	4.83%
Cash and Cash Equivalents	0.27%

Ratings reflected in the wheel are taken from Standard & Poor's and Moody's.

The Investments of Municipal Bond Fund

September 30, 2007

MUNICIPAL BONDS	Principal Amount in Thousands	Value
Arizona – 3.11%		
Arizona Health Facilities Authority, Hospital Revenue Bonds:		
John C. Lincoln Health Network, Series 2000, 6.875%, 12–1–20	$2,500	$ 2,787,875
Phoenix Children's Hospital, Series 2007C, 4.84%, 2–1–42 (A)	2,375	2,335,076
Arizona Educational Loan Marketing Corporation (A Nonprofit Corporation Organized Pursuant to the Laws of the State of Arizona), 2001 Educational Loan Revenue Bonds, 2001 Senior Series 2001A–2 Bonds, 4.95%, 3–1–09	5,000	5,078,800
City of Phoenix Civic Improvement Corporation, Senior Lien Airport Revenue Bonds, Series 2002B (AMT), 5.75%, 7–1–14	2,000	2,160,520
Arizona Tourism and Sports Authority, Tax Revenue Bonds (Multipurpose Stadium Facility Project), Series 2003A, 5.375%, 7–1–19	1,120	1,221,057
Certificates of Participation, Series 2002A, Evidencing Proportionate Interests of the Owners Thereof in Lease Payments to be Made By the State of Arizona (Acting by and Through the Director of the Department of Administration), as Lessee for Certain Real and Personal Property, 5.5%, 5–1–13	1,000	1,078,620
Certificates of Participation (Arizona State University Projects), Series 2002, Evidencing the Proportionate Interests of the Owners Thereof in Lease Payments to be Made Pursuant to a Lease- Purchase Agreement by the Arizona Board of Regents, as Lessee for the Benefit of Arizona State University, 5.375%, 7–1–13	1,000	1,078,080
		15,740,028
Arkansas – 0.16%		
Arkansas Development Finance Authority, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2003 Series D (AMT), 5.3%, 7–1–24	790	**805,847**

See Notes to Schedule of Investments on page 32.

The Investments of Municipal Bond Fund

September 30, 2007

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
California – 16.27%		
State of California:		
Various Purpose General Obligation Bonds:		
5.0%, 2–1–22	$7,000	$ 7,256,760
5.25%, 2–1–19	5,000	5,337,800
5.5%, 4–1–28	2,535	2,814,813
5.25%, 2–1–14	2,000	2,156,720
5.25%, 2–1–19	2,000	2,135,120
5.25%, 11–1–21	1,000	1,059,620
5.5%, 4–1–28	325	360,873
5.5%, 4–1–28	135	149,901
5.5%, 4–1–28	5	5,360
General Obligation Bonds,		
6.0%, 2–1–15	3,000	3,402,090
Department of Water Resources, Central Valley		
Project, Water System Revenue Bonds, Series X,		
5.5%, 12–1–16	1,000	1,133,740
The Regents of the University of California:		
General Revenue Bonds, 2003 Series A,		
5.125%, 5–15–19	5,000	5,285,400
Hospital Revenue Bonds (UCLA Medical Center),		
Series 2004 B:		
5.5%, 5–15–20	2,555	2,844,814
5.5%, 5–15–20	1,500	1,625,070
Golden State Tobacco Securitization Corporation:		
Tobacco Settlement Asset-Backed Bonds,		
Series 2003A–1 (Fixed Rate),		
6.75%, 6–1–39	4,800	5,557,200
Enhanced Tobacco Settlement Asset-Backed		
Bonds, Series 2003B,		
5.375%, 6–1–28	2,000	2,094,920
The Metropolitan Water District of Southern		
California, Water Revenue Bonds,		
2003 Authorization, Series B–2,		
5.0%, 10–1–27	5,000	5,185,900
Foothill/Eastern Transportation Corridor Agency,		
Toll Road Refunding Revenue Bonds,		
Series 1999, Capital Appreciation Bonds,		
0.0%, 1–15–17	7,500	4,743,300
Riverside Community College District, Riverside County,		
California, Election of 2004, General Obligation		
Bonds, Series 2004A:		
5.5%, 8–1–29	3,755	4,192,908
5.5%, 8–1–29	45	48,772

See Notes to Schedule of Investments on page 32.

The Investments of Municipal Bond Fund

September 30, 2007

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
California (Continued)		
Southern California Public Power Authority, Multiple Project Revenue Bonds, 1989 Series,		
6.75%, 7–1–12	$3,455	$ 3,896,619
Moreno Valley Unified School District, General Obligation Bonds, 2004 Election, Series A (Riverside County, California),		
5.25%, 8–1–22	3,500	3,855,565
California Statewide Communities Development Authority, Hospital Revenue Certificates of Participation, Cedars-Sinai Medical Center, Series 1992,		
6.5%, 8–1–12	3,415	3,595,210
Long Beach Bond Finance Authority, Tax Allocation Revenue Bonds (Downtown, North Long Beach, Poly High and West Beach Redevelopment Project Areas), 2002 Series A:		
5.375%, 8–1–15	1,585	1,717,348
5.375%, 8–1–15	920	995,118
County of Sacramento, Airport System Revenue Bonds, Series 2002A (Non-AMT),		
5.25%, 7–1–16	2,080	2,227,410
Fremont Unified School District, Alameda County, California, Election of 2002 General Obligation Bonds, Series A,		
5.375%, 8–1–18	2,035	2,197,637
Foothill – De Anza Community College District, Santa Clara County, California, Election of 1999 General Obligation Bonds, Series B,		
5.25%, 8–1–19	2,000	2,180,780
Department of Water and Power of the City of Los Angeles, Power System Revenue Bonds, 2003 Series B,		
5.125%, 7–1–19	2,000	2,116,440
City of Oceanside, 2003 Certificates of Participation (1993 Series A Refunding), City of Oceanside, Pursuant to a Lease with the Oceanside Public Financing Authority,		
5.0%, 4–1–10	1,140	1,181,336

See Notes to Schedule of Investments on page 32.

The Investments of Municipal Bond Fund

September 30, 2007

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
California (Continued)		
San Mateo Union High School District (San Mateo County, California), Election of 2000 General Obligation Bonds, Series B Capital Appreciation Bonds,		
0.0%, 9–1–11	$1,000	$ 870,090
Delta Counties Home Mortgage Finance Authority (California), Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 1998 Series A,		
5.2%, 12–1–14	70	70,159
California Rural Home Mortgage Finance Authority, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 1998 Series B, Class 5,		
6.35%, 12–1–29	55	55,436
		82,350,229
Colorado – 0.90%		
Colorado Department of Transportation, Transportation Revenue Anticipation Notes, Series 2002,		
5.25%, 6–15–10	2,000	2,085,640
City of Lafayette, Colorado, Acting by and through its Water Fund Enterprise, Water Revenue Bonds, Series 2003A,		
5.25%, 12–1–20	1,010	1,076,014
Highlands Ranch Metropolitan District No. 3, Douglas County, Colorado, General Obligation Bonds, Series 1999,		
5.3%, 12–1–19	1,000	1,035,410
Colorado Housing and Finance Authority, Single Family Program Senior and Subordinate Bonds, 2001 Series A–2 Senior Bonds,		
6.5%, 8–1–31	370	372,571
		4,569,635
Connecticut – 0.99%		
Eastern Connecticut Resource Recovery Authority, Solid Waste Revenue Bonds (Wheelabrator Lisbon Project), Series 1993A,		
5.5%, 1–1–14	5,000	**5,004,700**

See Notes to Schedule of Investments on page 32.

The Investments of Municipal Bond Fund

September 30, 2007

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
District of Columbia – 0.41%		
Metropolitan Washington Airports Authority, Airport System Revenue Bonds, Series 2002A (AMT), 5.5%, 10–1–10	$2,000	$ 2,097,100
Florida – 4.02%		
City of Coral Gables (Florida), Health Facilities Authority, Hospital Revenue Bonds (Baptist Health South Florida Obligated Group), Series 2004, 5.25%, 8–15–24	5,000	5,478,650
The City of Miami, Florida:		
Special Obligation Non-Ad Valorem Revenue Refunding Bonds, Series 2002A, 5.5%, 9–1–13	2,460	2,647,944
Limited Ad Valorem Tax Bonds, Series 2002 (Homeland Defense/Neighborhood Capital Improvement Projects), 0.0%, 1–1–10	1,600	1,472,320
Broward County, Florida, Passenger Facility Charge/ Airport System Revenue Convertible Lien Bonds, Airport System Revenue Bonds, Series 2001J–1 (AMT), 5.75%, 10–1–18	2,870	3,071,618
Miami-Dade County, Florida, Aviation Revenue Bonds, Series 2002, Miami International Airport (Hub of the Americas), 5.75%, 10–1–16	2,000	2,158,900
Greater Orlando Aviation Authority, Airport Facilities Revenue Bonds, Series 2002B (AMT), 5.5%, 10–1–17	2,000	2,130,880
Hillsborough County Aviation Authority, Florida, Tampa International Airport, Revenue Bonds, 2003 Series B, 5.0%, 10–1–20	2,000	2,058,380
The School Board of Palm Beach County, Florida, Certificates of Participation, Series 2002A, 5.375%, 8–1–13	1,000	1,079,960
Housing Finance Authority of Lee County, Florida, Single Family Mortgage Revenue Bonds, Series 1999A, Subseries 2, 5.0%, 9–1–30	225	229,221
		20,327,873

See Notes to Schedule of Investments on page 32.

The Investments of Municipal Bond Fund

September 30, 2007

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Georgia – 2.98%		
Municipal Electric Authority of Georgia, Project One Special Obligation Bonds, Fifth Crossover Series:		
6.4%, 1–1–13	$6,925	$ 7,609,052
6.4%, 1–1–13	860	939,980
6.4%, 1–1–13	75	81,539
Hospital Authority of Cobb County (Georgia), Revenue Anticipation Refunding and Improvement Certificates, Series 2003,		
5.25%, 4–1–20	4,000	4,285,800
State of Georgia, General Obligation Bonds, Series1998B,		
5.5%, 7–1–12	2,000	2,171,520
		15,087,891
Guam – 0.69%		
Guam International Airport Authority, General Revenue Bonds, 2003 Series C (AMT),		
5.375%, 10–1–20	3,305	3,480,297
Hawaii – 2.10%		
State of Hawaii, Airports System Revenue Bonds, Refunding Series 2001 (AMT):		
5.75%, 7–1–15 (B)	5,000	5,317,250
5.75%, 7–1–16 (B)	5,000	5,310,100
		10,627,350
Illinois – 1.40%		
City of Chicago, Collateralized Single Family Mortgage Revenue Bonds, Series 2002C,		
5.6%, 10–1–34	1,740	1,771,755
City of Belleville, Illinois, Tax Increment Refunding Revenue Bonds (Frank Scott Parkway Redevelopment Project), Series 2007A,		
5.7%, 5–1–36	1,500	1,504,485
School District Number 116, Champaign County, Illinois (Urbana), General Obligation School Building Bonds, Series 1999C,		
0.0%, 1–1–12	1,695	1,397,968
Village of Maywood, General Obligation Corporate Purpose Bonds, Series 2001C (Tax-Exempt),		
5.5%, 1–1–21	1,300	1,374,100

See Notes to Schedule of Investments on page 32.

The Investments of Municipal Bond Fund

September 30, 2007

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Illinois (Continued)		
Bloomington-Normal Airport Authority of McLean County, Illinois, Central Illinois Regional Airport, Passenger Facility Charge Revenue Bonds, Series 2001,		
6.35%, 12–15–24	$1,000	$ 1,036,690
		7,084,998
Indiana – 3.75%		
Indiana State Office Building Commission, Capitol Complex Revenue Bonds:		
Series 1990B (State Office Building I Facility),		
7.4%, 7–1–15	8,000	9,645,280
Series 1990A (Senate Avenue Parking Facility),		
7.4%, 7–1–15	4,775	5,756,692
City of Rockport, Indiana, Pollution Control Revenue Refunding Bonds (AEP Generating Company Project), Series 1995 B,		
4.15%, 7–1–25	3,500	3,560,550
		18,962,522
Iowa – 0.43%		
Iowa Finance Authority, Iowa State Revolving Fund, Revenue Bonds, Series 2001,		
5.5%, 8–1–16	2,000	**2,155,880**
Kansas – 1.68%		
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program):		
2003 Series A–2,		
5.65%, 6–1–35	1,930	1,988,344
2002 Series B–4,		
5.9%, 12–1–34	1,575	1,679,785
2002 Series A–5,		
5.55%, 12–1–33	1,500	1,571,655
2004 Series A–4,		
5.625%, 6–1–36	855	888,020
2001 Series A–1 (AMT),		
6.3%, 12–1–32	465	473,254
City of Olathe, Kansas, Special Obligation Tax Increment Revenue Bonds (West Village Center Project), Series 2007,		
5.45%, 9–1–22	1,000	993,900

See Notes to Schedule of Investments on page 32.

The Investments of Municipal Bond Fund

September 30, 2007

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Kansas (Continued)		
Unified Government of Wyandotte County/Kansas City, Kansas, Transportation Development District Sales Tax Revenue Bonds (NFM-Cabela's Project), Series 2006, 5.0%, 12–1–27	$ 955	$ 926,608
		8,521,566
Kentucky – 0.42%		
Kenton County (Kentucky) Airport Board, Cincinnati/ Northern Kentucky International Airport, Revenue Refunding Bonds, Series 2002A, 5.625%, 3–1–14	2,000	**2,138,500**
Louisiana – 1.56%		
State of Louisiana, Gasoline and Fuels Tax Revenue Bonds, 2005 Series A, 5.0%, 5–1–26	4,800	4,986,864
Louisiana Local Government Environmental Facilities and Community Development Authority, Mortgage Revenue Bonds, Series 2004A (GNMA Collateralized – Cypress Apartments Project), 5.5%, 4–20–38	2,750	2,917,393
		7,904,257
Maryland – 0.40%		
Maryland Transportation Authority, Airport Parking Revenue Bonds, Series 2002B, Baltimore/ Washington International Airport Projects (Qualified Airport Bonds – AMT), 5.375%, 3–1–15	1,905	**2,020,329**
Massachusetts – 1.56%		
The Commonwealth of Massachusetts, General Obligation Bonds:		
Consolidated Loan of 2003, Series D, 5.25%, 10–1–21	2,500	2,715,025
Consolidated Loan of 2002, Series C, 5.5%, 11–1–10	2,000	2,114,500
Massachusetts Bay Transportation Authority, Assessment Bonds, 2004 Series A, 5.25%, 7–1–20	2,800	3,063,788
		7,893,313

See Notes to Schedule of Investments on page 32.

The Investments of Municipal Bond Fund

September 30, 2007

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Michigan – 1.05%		
City of Detroit, Michigan, General Obligation Bonds (Unlimited Tax), Series 2004-A(1),		
5.25%, 4–1–23	$3,220	$ 3,380,581
Board of Regents of Eastern Michigan University, General Revenue Refunding Bonds, Series 2002A,		
5.8%, 6–1–13	1,530	1,698,438
Garden City Hospital Finance Authority, Hospital Revenue and Refunding Bonds (Garden City Hospital Obligated Group), Series 1998A:		
5.625%, 9–1–10	135	137,510
5.625%, 9–1–10	110	113,120
		5,329,649
Minnesota – 3.27%		
Minneapolis-St. Paul Metropolitan Airports Commission, Airport Revenue Bonds, Series 2001B (AMT):		
5.75%, 1–1–15	5,000	5,266,550
5.75%, 1–1–13	2,345	2,482,464
City of Rochester, Minnesota, Health Care Facilities Revenue Bonds (Mayo Foundation/Mayo Medical Center), Series 1992D,		
6.15%, 11–15–09 (A)	4,500	4,742,010
City of Minneapolis, Minnesota, General Obligation Convention Center Bonds, Series 2002,		
5.0%, 12–1–10	2,000	2,088,940
Housing and Redevelopment Authority of the City of Saint Paul, Minnesota, Health Care Facility Revenue Bonds, Series 2006 (Healthpartners Obligated Group Project),		
5.25%, 5–15–36	2,000	1,973,620
		16,553,584
Mississippi – 0.84%		
Mississippi Higher Education Assistance Corporation, Student Loan Revenue Bonds, Subordinate Series 1996-C:		
6.75%, 9–1–14	2,750	2,753,740
6.7%, 9–1–12	1,470	1,479,290
		4,233,030
Missouri – 5.15%		
Missouri Housing Development Commission, Single Family Mortgage Revenue Bonds (Homeownership Loan Program), 2005 Series D (AMT),		
6.0%, 3–1–36	4,845	5,166,175

See Notes to Schedule of Investments on page 32.

The Investments of Municipal Bond Fund

September 30, 2007

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Missouri (Continued)		
The Industrial Development Authority of the City of Kansas City, Missouri, Revenue Bonds, Series 2004 (Plaza Library Project):		
5.9%, 3–1–24	$2,300	$ 2,317,526
5.375%, 3–1–10	1,420	1,442,521
Health and Educational Facilities Authority of the State of Missouri, Health Facilities Revenue Bonds, Barnes-Jewish, Inc./Christian Health Services, Series 1993A,		
6.0%, 5–15–11	3,000	3,201,060
Northwest Missouri State University, Housing System Revenue Bonds, Series 2003,		
5.5%, 6–1–19	2,650	2,870,374
City of Belton, Missouri, Tax Increment Revenue Bonds (Belton Town Centre Project), Series 2004,		
6.25%, 3–1–24	2,265	2,343,256
Jackson County, Missouri, Tax Exempt Special Obligation Refunding & Improvement Bonds (Truman Medical Center Project), Series 2001A,		
5.5%, 12–1–12	2,000	2,167,620
The Board of Education of the City of St. Louis, General Obligation Refunding Bonds (Missouri Direct Deposit Program), Capital Appreciation Bonds, Series 2002B,		
0.0%, 4–1–10	2,000	1,821,200
State Environmental Improvement and Energy Resources Authority (State of Missouri), Water Pollution Control Revenue Refunding Bonds (State Revolving Fund Program – Master Trust), Series 2001B,		
5.5%, 7–1–10	1,500	1,570,695
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds, City of Independence, Missouri, Eastland Center Project, Phase II, Series 2002B,		
6.0%, 4–1–21	1,250	1,295,488
The City of St. Louis, Missouri, Airport Revenue Refunding Bonds, Series 2003A (Lambert-St. Louis International Airport),		
5.25%, 7–1–18	1,000	1,063,520

See Notes to Schedule of Investments on page 32.

The Investments of Municipal Bond Fund

September 30, 2007

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Missouri (Continued)		
Grindstone Plaza Transportation Development District (Columbia, Missouri), Transportation Sales Tax Revenue Bonds, Series 2006A:		
5.55%, 10–1–36	$ 500	$ 483,235
5.5%, 10–1–31	355	343,974
		26,086,644
Nevada – 0.33%		
Las Vegas Convention and Visitors Authority, Nevada, Revenue Bonds, Series 1999,		
6.0%, 7–1–14	1,385	1,457,020
Nevada Housing Division, Single Family Mortgage Bonds, 1998 Series A–1 Mezzanine Bonds,		
5.35%, 4–1–16	195	196,658
		1,653,678
New Hampshire – 1.12%		
New Hampshire Health and Education Facilities Authority:		
Hospital Revenue Bonds, Catholic Medical Center Issue, Series 2002A:		
6.125%, 7–1–32	1,755	1,957,316
6.125%, 7–1–32	245	253,913
Revenue Bonds, Southern New Hampshire University Issue, Series 2003,		
5.375%, 1–1–34	1,500	1,506,570
New Hampshire Housing Finance Authority, Single Family Mortgage Acquisition Revenue Bonds, 2006 Series A (AMT),		
5.65%, 1–1–36	1,850	1,954,211
		5,672,010
New Jersey – 3.00%		
New Jersey Turnpike Authority, Turnpike Revenue Bonds, Series 2000 A,		
6.0%, 1–1–13	4,165	4,634,353
New Jersey Economic Development Authority, School Facilities Construction Bonds, 2004 Series I,		
5.25%, 9–1–24	2,250	2,463,773
County of Hudson, New Jersey, Refunding Certificates of Participation, Series 2002,		
6.0%, 12–1–10	2,110	2,259,261

See Notes to Schedule of Investments on page 32.

The Investments of Municipal Bond Fund

September 30, 2007

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New Jersey (Continued)		
New Jersey Transit Corporation payable solely from certain Federal Transit Administration Grants, Certificates of Participation, Series 2002A, 5.5%, 9–15–13	$2,000	$ 2,188,400
The City of Newark in the County of Essex, New Jersey, General Obligation School Purpose Refunding Bonds, Series 2002, 5.375%, 12–15–13	2,000	2,159,980
Casino Reinvestment Development Authority, Hotel Room Fee Revenue Bonds, Series 2004, 5.25%, 1–1–23	1,350	1,457,581
		15,163,348
New Mexico – 1.85%		
City of Albuquerque, New Mexico, Airport Refunding Revenue Bonds, Series 2001 (AMT), 5.375%, 7–1–15	3,365	3,514,675
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Class I Bonds, 2006 Series D (AMT), 6.0%, 1–1–37	2,375	2,555,310
New Mexico Educational Assistance Foundation, Student Loan Program Bonds, Second Subordinate 1996 Series A–3, 6.75%, 11–1–08	2,175	2,196,380
San Juan County, New Mexico, Gross Receipts Tax Revenue Bonds, Subordinate Series 2001B, 5.75%, 9–15–21	1,000	1,089,100
		9,355,465

See Notes to Schedule of Investments on page 32.

The Investments of Municipal Bond Fund

September 30, 2007

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New York – 12.15%		
The City of New York, General Obligation Bonds:		
Fiscal 2004 Series D,		
5.25%, 10–15–21	$6,110	$ 6,448,677
Fiscal 2005 Series B,		
5.25%, 8–1–12	5,000	5,344,050
Fiscal 2003 Series J,		
5.5%, 6–1–19	3,990	4,294,477
Fiscal 2003 Series A Current Interest Bonds,		
5.5%, 8–1–10	3,000	3,152,610
Fiscal 2004 Series D,		
5.25%, 10–15–21	2,185	2,382,633
Fiscal 2003 Series A,		
5.75%, 8–1–14	2,000	2,175,940
Fiscal 2002 Series C,		
5.5%, 3–15–15	2,000	2,160,900
Fiscal 2003 Series J,		
5.5%, 6–1–19	1,010	1,107,980
New York City Transitional Finance Authority,		
Future Tax Secured Refunding Bonds,		
Fiscal 2003:		
Series A:		
5.5%, 11–1–26	5,000	5,341,500
5.25%, 11–1–10	1,000	1,050,610
Series D,		
5.25%, 2–1–19	3,000	3,197,430
Dormitory Authority of the State of New York:		
Third General Resolution Revenue Bonds		
(State University Educational Facilities Issue),		
Series 2002B,		
5.25%, 11–15–23	2,350	2,500,118
City University System, Consolidated Fourth General		
Resolution Revenue Bonds, 2001 Series A,		
5.5%, 7–1–17	2,000	2,139,120
State University Educational Facilities, Revenue		
Bonds, Series 1990B:		
7.5%, 5–15–11	775	846,850
7.5%, 5–15–11	650	699,517

See Notes to Schedule of Investments on page 32.

The Investments of Municipal Bond Fund

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New York (Continued)		
The Port Authority of New York and New Jersey, Consolidated Bonds:		
One Hundred Twenty-Seventh Series, 5.5%, 12–15–14	$3,000	$ 3,241,230
One Hundred Twenty-Sixth Series, 5.5%, 11–15–13	2,000	2,162,980
Suffolk County Industrial Development Agency (New York), Civic Facility Revenue Bonds:		
Series 1999B (The Southampton Hospital Association Civic Facility), 7.625%, 1–1–30	2,290	2,408,324
Series 1999A (The Southampton Hospital Association Civic Facility), 7.25%, 1–1–20	1,000	1,037,920
Metropolitan Transportation Authority, State Service Contract Refunding Bonds, Series 2002A, 5.75%, 7–1–16	3,000	3,395,820
New York City Municipal Water Finance Authority, Water and Sewer System Revenue Bonds, Fiscal 2003, Series A, 5.375%, 6–15–14	2,000	2,150,340
Tobacco Settlement Financing Corporation (State of New York), Asset-Backed Revenue Bonds, Series 2003B–1C (State Congingency Contract Secured), 5.5%, 6–1–21	2,000	2,131,740
New York City, Health and Hospitals Corporation, Health System Bonds, 2002 Series, 5.5%, 2–15–13	1,000	1,075,680
New York State Thruway Authority, Highway and Bridge Trust Fund Refunding Bonds, Series 2002C, 5.25%, 4–1–10	1,000	1,041,940
		61,488,386
North Carolina – 1.41%		
North Carolina Eastern Municipal Power Agency, Power System Revenue Bonds, Refunding Series 2003 C, 5.5%, 1–1–14	3,000	3,235,980
North Carolina Municipal Power Agency Number 1, Catawba Electric Revenue Bonds, Series 2003A, 5.25%, 1–1–19	2,500	2,643,950

See Notes to Schedule of Investments on page 32.

The Investments of Municipal Bond Fund

September 30, 2007

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
North Carolina (Continued)		
County of Cumberland, North Carolina, Hospital Facility Revenue Bonds (Cumberland County Hospital System, Inc.), Series 1999, 5.25%, 10–1–11	$1,200	$ 1,250,604
		7,130,534
Ohio – 2.43%		
Ohio Housing Finance Agency, Residential Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2006 Series E (AMT), 5.375%, 3–1–37	4,000	4,262,040
Hamilton County, Ohio, Sewer System Improvement Revenue Bonds, 2005 Series B (The Metropolitan Sewer District of Greater Cincinnati), 5.0%, 12–1–30	3,850	4,014,780
County of Summit, Ohio, Various Purpose Bonds, Series 2002 (Limited Tax General Obligation), 5.75%, 12–1–14	1,710	1,895,894
County of Cuyahoga, Ohio, Revenue Bonds, Series 2003A (Cleveland Clinic Health System Obligated Group), 6.0%, 1–1–21	1,000	1,088,290
County of Lorain, Ohio, Hospital Facilities Revenue Refunding and Improvement Bonds, Series 2001A (Catholic Healthcare Partners), 5.625%, 10–1–17	1,000	1,056,970
		12,317,974
Oklahoma – 0.70%		
Oklahoma City Airport Trust, Junior Lien Tax-Exempt Bonds, Twenty-Seventh Series B (AMT), 5.75%, 7–1–16	1,490	1,559,404
City of Oklahoma City, Oklahoma, General Obligation Refunding Bonds, Series 2002, 5.0%, 3–1–10	1,060	1,095,436
Trustees of the Tulsa Municipal Airport Trust, Revenue Bonds, Refunding Series 2001B, 5.65%, 12–1–35	900	899,919
		3,554,759

See Notes to Schedule of Investments on page 32.

The Investments of Municipal Bond Fund

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Oregon – 0.74%		
State of Oregon:		
Department of Administrative Services, Refunding Certificates of Participation, 2002 Series B,		
5.25%, 5–1–12	$3,000	$ 3,207,120
Housing and Community Services Department, Mortgage Revenue Bonds (Single-Family Mortgage Program), 1996 Series D,		
6.375%, 7–1–27	550	553,619
		3,760,739
Pennsylvania – 3.22%		
Pennsylvania Higher Educational Facilities Authority (Commonwealth of Pennsylvania), Health Services Revenue Bonds (Allegheny Delaware Valley Obligated Group Project), Series A,		
5.7%, 11–15–11	2,500	2,663,625
Schuylkill County Industrial Development Authority, Variable Rate Demand Revenue Bonds (Pine Grove Landfill, Inc. Project), 1995 Series,		
5.1%, 10–1–19	2,400	2,427,144
Susquehanna Area Regional Airport Authority, Airport System Revenue Bonds, Series 2003A,		
5.5%, 1–1–19	2,120	2,250,422
The Pennsylvania Industrial Development Authority, Economic Development Revenue Bonds, Series 2002,		
5.5%, 7–1–14	2,000	2,178,400
Redevelopment Authority of the City of Philadelphia, Revenue Bonds (Beech, LLC Student Housing Complex at Temple University), Series 2003A,		
5.5%, 7–1–35	1,500	1,503,210
Health Care Facilities Authority of Sayre (Pennsylvania), Fixed Rate Hospital Revenue Bonds (Latrobe Area Hospital), Series A of 2002,		
5.25%, 7–1–10	1,385	1,447,090
County of Butler (Commonwealth of Pennsylvania), General Obligation Bonds, Series of 2002,		
6.0%, 7–15–10	1,330	1,414,096

See Notes to Schedule of Investments on page 32.

The Investments of Municipal Bond Fund

September 30, 2007

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Pennsylvania (Continued)		
Falls Township Hospital Authority, Refunding Revenue Bonds, The Delaware Valley Medical Center Project (FHA Insured Mortgage), Series 1992,		
7.0%, 8–1–22	$1,370	$ 1,372,178
The Harrisburg Authority (Dauphin County, Pennsylvania), School Revenue Bonds, Series A of 2002 (The School District of the City of Harrisburg Refunding Project),		
5.0%, 4–1–10	1,010	1,044,906
		16,301,071
Puerto Rico – 4.23%		
Commonwealth of Puerto Rico, Public Improvement Refunding Bonds (General Obligation Bonds): Series 2003 C,		
5.0%, 7–1–18	8,000	8,081,120
Series 2004 A,		
5.25%, 7–1–21	5,740	5,964,204
Government Development Bank for Puerto Rico, Senior Notes, 2006 Series B,		
5.0%, 12–1–08	7,300	7,395,703
		21,441,027
South Carolina – 0.31%		
Anderson County Joint Municipal Water System, South Carolina, Waterworks System Revenue Bonds, Series 2002,		
5.5%, 7–15–13	1,445	**1,569,862**
South Dakota – 0.46%		
South Dakota Health and Educational Facilities Authority (Huron Regional Medical Center Issue), Revenue Bonds, Series 1994,		
7.3%, 4–1–16	2,000	**2,345,440**
Tennessee – 1.10%		
Volunteer State Student Funding Corporation, Educational Loan Revenue Bonds, Junior Subordinate Series 1993C Bonds,		
5.85%, 12–1–08	2,700	2,704,509
The Memphis and Shelby County Sports Authority, Inc., Revenue Bonds, 2002 Series A (Memphis Arena Project),		
5.5%, 11–1–13	2,000	2,176,780

See Notes to Schedule of Investments on page 32.

The Investments of Municipal Bond Fund

September 30, 2007

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Tennessee (Continued)		
The Health, Educational and Housing Facilities Board of the County of Sullivan, Tennessee, Hospital Revenue Bonds (Wellmont Health System Project), Series 2006C,		
5.25%, 9–1–26	$ 700	$ 705,915
		5,587,204
Texas – 5.23%		
Lancaster Independent School District (Dallas County, Texas), Unlimited Tax School Building Bonds, Series 2004,		
5.75%, 2–15–30	6,000	6,706,140
Cities of Dallas and Fort Worth, Texas, Dallas/Fort Worth International Airport:		
Joint Revenue Bonds, Series 2003A,		
5.5%, 11–1–19	5,000	5,306,750
Joint Revenue Improvement and Refunding Bonds, Series 2001A,		
5.875%, 11–1–17	1,280	1,361,510
City of Houston, Texas:		
Airport System Subordinate Lien Revenue Bonds, Series 2002B (Non-AMT),		
5.25%, 7–1–10	2,000	2,084,320
Water and Sewer System, Junior Lien Revenue Forward Refunding Bonds, Series 2002B,		
5.75%, 12–1–16	2,000	2,200,780
Harris County, Texas, Tax and Subordinate Lien, Revenue Refunding Bonds, Series 2004B,		
5.0%, 8–15–32	2,500	2,644,575
Harris County-Houston Sports Authority, Senior Lien Revenue Bonds, Series 2001G,		
5.75%, 11–15–15	1,500	1,613,985
Goose Creek Consolidated Independent School District, Unlimited Tax Refunding and Schoolhouse Bonds, Series 2002:		
5.75%, 2–15–17	1,070	1,152,722
5.75%, 2–15–17	980	1,065,211
Tarrant County Cultural Education Facilities Finance Corporation, Retirement Facility Revenue Bonds (Buckingham Senior Living Community, Inc. Project), Series 2007,		
5.75%, 11–15–37	2,000	1,974,480

See Notes to Schedule of Investments on page 32.

The Investments of Municipal Bond Fund

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Texas (Continued)		
Dallas-Fort Worth International Airport Facility Improvement Corporation, American Airlines, Inc., Revenue Refunding Bonds:		
Series 2000A,		
8.5%, 5–1–29	$ 225	$ 229,014
Series 2000C,		
6.15%, 5–1–29	160	160,117
		26,499,604
Vermont – 0.38%		
Vermont Housing Finance Agency, Single Family Housing Bonds, Series 27 (AMT),		
5.5%, 11–1–37	1,800	**1,901,088**
Virginia – 1.33%		
Industrial Development Authority of the City of Roanoke, Virginia, Hospital Revenue Bonds (Carilion Health System Obligated Group), Series 2002A:		
5.75%, 7–1–14	2,225	2,414,615
5.5%, 7–1–17	2,000	2,146,220
Virginia Port Authority, Commonwealth Port Fund Revenue Bonds (2002 Resolution), Series 2002,		
5.5%, 7–1–15	2,000	2,151,200
		6,712,035
Washington – 5.85%		
Energy Northwest:		
Columbia Generating Station Electric Revenue Refunding Bonds, Series 2004-A:		
5.25%, 7–1–10	5,420	5,652,843
5.25%, 7–1–10	380	397,035
Project No. 1 Refunding Electric Revenue Bonds, Series 2002-A,		
5.75%, 7–1–16	4,500	4,881,465
Washington Public Power Supply System, Nuclear Project No. 1, Refunding Revenue Bonds, Series 1989B,		
7.125%, 7–1–16	8,200	10,094,938
State of Washington, Various Purpose General Obligation Bonds, Series 1990A,		
6.75%, 2–1–15 (B)	4,995	5,678,516

See Notes to Schedule of Investments on page 32.

The Investments of Municipal Bond Fund

September 30, 2007

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Washington (Continued)		
Spokane Public Facilities District, Regional Projects, Spokane Public Facilities District, Hotel/Motel Tax and Sales/Use Tax Bonds, Series 2003, 5.75%, 12–1–19	$1,665	$ 1,830,251
Port of Seattle, Revenue Bonds, Series 2001B (AMT), 5.625%, 4–1–16	1,000	1,058,310
		29,593,358
West Virginia – 0.62%		
State of West Virginia, Infrastructure General Obligation Bonds, 1999 Series A (Non-AMT), 0.0%, 11–1–13	4,000	**3,163,080**
Wyoming – 0.13%		
Housing Authority of the City of Cheyenne, Housing Revenue Bonds (Foxcrest II Project), Series 2004, 5.75%, 6–1–34	675	**685,375**
TOTAL MUNICIPAL BONDS – 99.73%		**$504,871,259**
(Cost: $486,164,220)		
SHORT-TERM SECURITIES – 0.56%		
Forest and Paper Products		
Sonoco Products Co., 5.6%, 10–1–07	2,867	**$ 2,867,000**
(Cost: $2,867,000)		
TOTAL INVESTMENT SECURITIES – 100.29%		**$507,738,259**
(Cost: $489,031,220)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.29%)		**(1,489,046)**
NET ASSETS – 100.00%		**$506,249,213**

Notes to Schedule of Investments

(A)The interest rate is subject to change periodically and inversely based upon prevailing market rates. The interest rate shown is the rate in effect at September 30, 2007.

(B)Underlying security in inverse floating rate trust certificates. (See Note 7 to financial statements.)

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

MUNICIPAL BOND FUND
September 30, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $ 489,031) (Notes 1 and 3)	$507,738
Cash	1
Receivables:	
Interest	7,197
Investment securities sold	656
Fund shares sold	345
Prepaid and other assets	47
Total assets	515,984

LIABILITIES

Trust certificates (Note7)	7,495
Payable to Fund shareholders	1,228
Payable to investment securities purchased	653
Accrued service fee (Note 2)	97
Payable for interest expense and fees (Note 7)	73
Accrued shareholder servicing (Note 2)	42
Accrued management fee (Note 2)	20
Accrued accounting services fee (Note 2)	12
Accrued distribution fee (Note 2)	1
Other	114
Total liabilities	9,735
Total net assets	$506,249

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 73
Additional paid-in capital	501,863
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	2,392
Accumulated undistributed net realized loss on investment transactions	(16,786)
Net unrealized appreciation in value of investments	18,707
Net assets applicable to outstanding units of capital	$506,249
Net asset value per share (net assets divided by shares outstanding):	
Class A	$6.92
Class B	$6.92
Class C	$6.92
Class Y	$6.92
Capital shares outstanding:	
Class A	72,086
Class B	519
Class C	513
Class Y	4
Capital shares authorized	600,000

See Notes to Financial Statements.

Statement of Operations

MUNICIPAL BOND FUND
For the Fiscal Year Ended September 30, 2007
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$25,866
Expenses (Note 2):	
Investment management fee.	2,743
Service fee:	
Class A	1,176
Class B	10
Class C	10
Shareholder servicing:	
Class A	443
Class B	9
Class C	10
Class Y	—*
Interest and fees (Note 7)	305
Accounting services fee	141
Distribution fee:	
Class A	18
Class B	29
Class C	29
Audit fees.	32
Custodian fees.	30
Legal fees	23
Other	226
Total	5,234
Less waiver of investment management fee (Notes 2 and 8)	(200)
Total expenses.	5,034
Net investment income	20,832

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on securities.	(2,087)
Realized net loss on futures contracts	(34)
Realized net loss on investments	(2,121)
Unrealized depreciation in value of investments during the period	(3,788)
Net loss on investments.	(5,909)
Net increase in net assets resulting from operations	$14,923

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

MUNICIPAL BOND FUND
(In Thousands)

	For the fiscal year ended September 30,	
	2007	**2006**
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 20,832	$ 20,897
Realized net loss on investments	(2,121)	(1,806)
Unrealized depreciation.	(3,788)	(986)
Net increase in net assets resulting from operations	14,923	18,105
Distributions to shareholders from (Note 1D):[1]		
Net investment income:		
Class A	(19,612)	(20,585)
Class B	(112)	(128)
Class C	(111)	(114)
Class Y	(—)*	(—)*
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(19,835)	(20,827)
Capital share transactions (Note 5)	(32,719)	(51,472)
Total decrease	(37,631)	(54,194)
NET ASSETS		
Beginning of period.	543,880	598,074
End of period.	$506,249	$543,880
Undistributed net investment income	$ 2,392	$ 1,395

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 36 - 39.

See Notes to Financial Statements.

Financial Highlights

MUNICIPAL BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$6.99	$7.02	$7.10	$7.09	$7.14
Income (loss) from investment operations:					
Net investment income	0.27	0.26	0.25	0.25	0.25
Net realized and unrealized gain (loss) on investments.	(0.08)	(0.03)	(0.08)	0.01	(0.05)
Total from investment operations	0.19	0.23	0.17	0.26	0.20
Less distributions from:					
Net investment income	(0.26)	(0.26)	(0.25)	(0.25)	(0.25)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.26)	(0.26)	(0.25)	(0.25)	(0.25)
Net asset value, end of period.	$6.92	$6.99	$7.02	$7.10	$7.09
Total return[1]	2.84%	3.32%	2.43%	3.69%	2.82%
Net assets, end of period (in millions)	$499	$536	$589	$647	$733
Ratio of expenses to average net assets including expense waiver	0.95%	0.92%	0.91%	0.90%	0.89%
Ratio of net investment income to average net assets including expense waiver	3.99%	3.71%	3.57%	3.50%	3.51%
Ratio of expenses to average net assets excluding expense waiver. . . .	0.99%	0.92%[2]	0.91%[2]	0.90%[2]	0.89%[2]
Ratio of net investment income to average net assets excluding expense waiver	3.95%	3.71%[2]	3.57%[2]	3.50%[2]	3.51%[2]
Portfolio turnover rate.	5%	16%	14%	24%	43%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

MUNICIPAL BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$6.98	$7.01	$7.10	$7.08	$7.14
Income (loss) from investment operations:					
Net investment income	0.21	0.19	0.19	0.18	0.19
Net realized and unrealized gain (loss) on investments.	(0.07)	(0.03)	(0.09)	0.02	(0.06)
Total from investment operations	0.14	0.16	0.10	0.20	0.13
Less distributions from:					
Net investment income	(0.20)	(0.19)	(0.19)	(0.18)	(0.19)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.20)	(0.19)	(0.19)	(0.18)	(0.19)
Net asset value, end of period.	$6.92	$6.98	$7.01	$7.10	$7.08
Total return	2.03%	2.37%	1.36%	2.89%	1.80%
Net assets, end of period (in millions)	$4	$4	$5	$6	$7
Ratio of expenses to average net assets including expense waiver	1.88%	1.85%	1.82%	1.79%	1.75%
Ratio of net investment income to average net assets including expense waiver	3.05%	2.78%	2.66%	2.60%	2.65%
Ratio of expenses to average net assets excluding expense waiver. . . .	1.92%	1.85%[1]	1.82%[1]	1.79%[1]	1.75%[1]
Ratio of net investment income to average net assets excluding expense waiver	3.01%	2.78%[1]	2.66%[1]	2.60%[1]	2.65%[1]
Portfolio turnover rate.	5%	16%	14%	24%	43%

[1]There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

MUNICIPAL BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$6.98	$7.01	$7.10	$7.08	$7.14
Income (loss) from investment operations:					
Net investment income	0.21	0.19	0.18	0.18	0.18
Net realized and unrealized gain (loss) on investments.	(0.07)	(0.03)	(0.09)	0.02	(0.06)
Total from investment operations	0.14	0.16	0.09	0.20	0.12
Less distributions from:					
Net investment income	(0.20)	(0.19)	(0.18)	(0.18)	(0.18)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.20)	(0.19)	(0.18)	(0.18)	(0.18)
Net asset value, end of period.	$6.92	$6.98	$7.01	$7.10	$7.08
Total return	2.00%	2.34%	1.32%	2.87%	1.79%
Net assets, end of period (in millions)	$3	$4	$4	$5	$5
Ratio of expenses to average net assets including expense waiver	1.90%	1.89%	1.85%	1.83%	1.77%
Ratio of net investment income to average net assets including expense waiver	3.03%	2.74%	2.63%	2.57%	2.63%
Ratio of expenses to average net assets excluding expense waiver. . . .	1.94%	1.89%[1]	1.85%[1]	1.83%[1]	1.77%[1]
Ratio of net investment income to average net assets excluding expense waiver	2.99%	2.74%[1]	2.63%[1]	2.57%[1]	2.63%[1]
Portfolio turnover rate.	5%	16%	14%	24%	43%

(1)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

MUNICIPAL BOND FUND
Class Y Shares[1]
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2007	2006	2005	2004	2003
Net asset value, beginning of period	$6.99	$7.02	$7.10	$7.09	$7.14
Income (loss) from investment operations:					
Net investment income	0.29[2]	0.28[2]	0.27[2]	0.19[2]	0.26
Net realized and unrealized gain (loss) on investments.	(0.07)[2]	(0.03)[2]	(0.08)[2]	0.08[2]	(0.05)
Total from investment operations	0.22	0.25	0.19	0.27	0.21
Less distributions from:					
Net investment income	(0.29)	(0.28)	(0.27)	(0.26)	(0.26)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.29)	(0.28)	(0.27)	(0.26)	(0.26)
Net asset value, end of period.	$6.92	$6.99	$7.02	$7.10	$7.09
Total return	3.17%	3.63%	2.72%	3.92%	3.01%
Net assets, end of period (in thousands)	$29	$4	$4	$4	$10,033
Ratio of expenses to average net assets including expense waiver	0.71%	0.62%	0.60%	0.72%	0.72%
Ratio of net investment income to average net assets including expense waiver	4.27%	4.03%	3.90%	3.62%	3.59%
Ratio of expenses to average net assets excluding expense waiver. . . .	0.75%	0.62%[3]	0.60%[3]	0.72%[3]	0.72%[3]
Ratio of net investment income to average net assets excluding expense waiver	4.23%	4.03%[3]	3.90%[3]	3.62%[3]	3.59%[3]
Portfolio turnover rate.	5%	16%	14%	24%	43%

(1)See Note 5.
(2)Based on average weekly shares outstanding.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Notes to Financial Statements

September 30, 2007

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Municipal Bond Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to provide income that is not subject to Federal income tax. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Municipal bonds and the taxable obligations in the Fund's investment portfolio are not listed or traded on any securities exchange. Therefore, municipal bonds are valued using a pricing system provided by a pricing service or dealer in bonds. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, whether taxable or nontaxable, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Original issue discount (as defined in the Internal Revenue Code) and premiums on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Interest income is recorded on the accrual basis. See Note 3 – Investment Security Transactions.

C. Federal income taxes – The Fund intends to distribute all of its net investment income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. The Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. In addition, the Fund intends to meet requirements of the Internal Revenue Code which will permit it to pay dividends from net investment income, substantially all of which will be exempt from Federal income tax. See Note 4 – Federal Income Tax Matters.

D. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, net operating losses and expiring capital loss carryovers. At September 30, 2007, $825,721 was reclassified between accumulated undistributed net investment income and additional paid-in capital. Net investment income, accumulated undistributed net realized loss on investment transactions and net assets were not affected by this change.

E. New Accounting Pronouncements – In June 2006, Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), was issued and is effective on the last business day of the semiannual reporting period for fiscal years beginning after December 16, 2006. FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. Management has concluded that the adoption of FIN 48 will not result in a material impact on the Fund's net assets, results of operations and financial statement disclosures. In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will adopt SFAS 157 during 2008 and its potential impact, if any, on the Fund's financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by the Fund at the annual rates of: 0.525% of net assets up to $500 million, 0.50% of net assets over $500 million and up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion. Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 8), the fee is as follows: 0.485% of net assets up to $500 million, 0.50% of net assets over $500 million and up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion. The Fund accrues and pays the fee daily. During the fiscal year ended September 30, 2007, the amount of the management fee waived due to the reduced rates was $200,000.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.6958 for each shareholder account which is non-networked and which was in existence at any time during the prior month; however, WRSCO has agreed to reduce those fees if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Fund to $0.50 per month per shareholder account. Additional fees may be paid by the Fund to those intermediaries. For Class Y shares, the Fund pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $243,758. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the fiscal year ended September 30, 2007, W&R received $805, $22,227 and $1,248 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $187,931 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

During the fiscal year ended September 30, 2007, the Fund paid Directors' regular compensation of $40,283, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Security Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $26,239,303, while proceeds from maturities and sales aggregated $53,364,900. Purchases of short-term securities aggregated $617,856,568, while proceeds from maturities and sales aggregated $623,279,155. No U.S. government obligations were purchased or sold during the fiscal year ended September 30, 2007.

For Federal income tax purposes, cost of investments owned at September 30, 2007 was $483,751,397, resulting in net unrealized appreciation of $16,806,692, of which $17,409,382 related to appreciated securities and $602,690 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2007 and the related net capital losses and post-October activity were as follows:

Net ordinary income	$20,880,741
Distributed ordinary income	19,834,905
Undistributed ordinary income	1,602,586
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Net capital losses	2,949,829
Post-October losses deferred	288,071

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income incurred in the 8 taxable years succeeding the loss year for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

September 30, 2010	$10,383,816
September 30, 2014	114,931
September 30, 2015	2,949,829
	$13,448,576

NOTE 5 – Multiclass Operations

The Fund currently offers three classes of shares, Class A, Class B and Class C, each of which have equal rights as to assets and voting privileges. Class Y shares, which are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure, were closed to new and additional investments. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the fiscal year ended September 30,	
	2007	2006
Shares issued from sale of shares:		
Class A	4,836	3,275
Class B	25	15
Class C	119	160
Class Y	4	—*
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	2,351	2,461
Class B	15	17
Class C	15	16
Class Y	—*	—*
Shares redeemed:		
Class A	(11,747)	(12,996)
Class B	(134)	(146)
Class C	(192)	(217)
Class Y	(—)	(—)*
Decrease in outstanding capital shares.	(4,708)	(7,415)
Value issued from sale of shares:		
Class A	$ 33,498	$ 22,712
Class B	175	103
Class C	824	1,108
Class Y	24	—*
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	16,277	17,035
Class B	102	119
Class C	107	110
Class Y	—*	—*
Value redeemed:		
Class A	(81,474)	(90,141)
Class B	(927)	(1,012)
Class C	(1,325)	(1,506)
Class Y	(—)	(—)*
Decrease in outstanding capital.	$(32,719)	$(51,472)

*Not shown due to rounding.

NOTE 6 – Futures

The Fund may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount of cash or United States Treasury Bills equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Fund as unrealized gains or losses. Upon the closing of the contract, the cumulative net change in the variation margin is recorded as realized gain or loss. The Fund uses futures to attempt to reduce the overall risk of its investments.

NOTE 7 – Inverse Floating Rate Obligations Issued by the Trust

The Fund may invest in inverse floating rate obligations. In this situation, a fixed-rate tax-exempt municipal bond owned by the Fund is transferred to a trust. The trust typically issues two classes of beneficial interests: short-term floating rate trust certificates (trust certificates), which are sold to third party investors, and residual interest certificates, which are generally issued to the Fund which made the transfer.

The transfer of the fixed-rate tax-exempt municipal bond to the trust does not qualify for sale treatment under Statement of Financial Accounting Standards No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Therefore, this security is presented in the Fund's schedule of investments. Interest income on this underlying security is recorded by the Fund on an accrual basis. The trust certificates are reflected as a Fund liability. Interest expense incurred on the secured borrowing and other expenses related to remarketing, administration and trustee services to the trust are reported as expenses of the Fund. The trust certificates have interest rates that generally reset weekly and their holders have the option to tender certificates to the trust for redemption at par at each reset date.

NOTE 8 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and by certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Municipal Bond Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Municipal Bond Fund, Inc. (the "Fund") as of September 30, 2007, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2007, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Municipal Bond Fund, Inc. as of September 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
November 13, 2007

Income Tax Information

The amounts of the dividends and long-term capital gains shown in the table below, multiplied by the number of shares owned by you on the record dates, will give you the total amounts to be reported in your Federal income tax return for the years in which they were received or reinvested.

Exempt Interest Dividends – The per-share amounts shown as Exempt Interest represent the distribution of state and municipal bond interest and are exempt from Federal income tax.

		Per-Share Amounts Reportable As:					
		For Individuals			For Corporations		
Record Date	Total	Non-Qualifying	Long-Term Capital Gain	Exempt Interest	Non-Qualifying	Long-Term Capital Gain	Exempt Interest
			Class A				
10-11-06	$0.0210	$0.00020	$ —	$0.02080	$ 0.00020	$ —	$0.02080
11-15-06	0.0210	0.00020	—	0.02080	0.00020	—	0.02080
12-13-06	0.0280	0.00020	—	0.02780	0.00020	—	0.02780
1-10-07	0.0210	0.00020	—	0.02080	0.00020	—	0.02080
2-14-07	0.0210	0.00020	—	0.02080	0.00020	—	0.02080
3-14-07	0.0210	0.00020	—	0.02080	0.00020	—	0.02080
4-11-07	0.0210	0.00020	—	0.02080	0.00020	—	0.02080
5-09-07	0.0220	0.00020	—	0.02180	0.00020	—	0.02180
6-13-07	0.0220	0.00020	—	0.02180	0.00020	—	0.02180
7-11-07	0.0220	0.00020	—	0.02180	0.00020	—	0.02180
8-15-07	0.0220	0.00020	—	0.02180	0.00020	—	0.02180
9-12-07	0.0220	0.00020	—	0.02180	0.00020	—	0.02180
Total	$0.2640	$0.00240	$ —	$0.26160	$ 0.00240	$ —	$0.26160
			Class B				
10-11-06	$0.0150	$0.00010	$ —	$0.01490	$ 0.00010	$ —	$0.01490
11-15-06	0.0150	0.00010	—	0.01490	0.00010	—	0.01490
12-13-06	0.0240	0.00020	—	0.02380	0.00020	—	0.02380
1-10-07	0.0150	0.00010	—	0.01490	0.00010	—	0.01490
2-14-07	0.0150	0.00010	—	0.01490	0.00010	—	0.01490
3-14-07	0.0160	0.00010	—	0.01590	0.00010	—	0.01590
4-11-07	0.0160	0.00010	—	0.01590	0.00010	—	0.01590
5-09-07	0.0170	0.00010	—	0.01690	0.00010	—	0.01690
6-13-07	0.0160	0.00010	—	0.01590	0.00010	—	0.01590
7-11-07	0.0170	0.00010	—	0.01690	0.00010	—	0.01690
8-15-07	0.0160	0.00010	—	0.01590	0.00010	—	0.01590
9-12-07	0.0170	0.00010	—	0.01690	0.00010	—	0.01690
Total	$0.1990	$0.00130	$ —	$0.19770	$ 0.00130	$ —	$0.19770

| | | Per-Share Amounts Reportable As: | | | | | |
| | | For Individuals | | | For Corporations | | |
Record Date	Total	Non-Qualifying	Long-Term Capital Gain	Exempt Interest	Non-Qualifying	Long-Term Capital Gain	Exempt Interest
			Class C				
10-11-06	$0.0150	$0.00010	$ —	$0.01490	$ 0.00010	$ —	$0.01490
11-15-06	0.0150	0.00010	—	0.01490	0.00010	—	0.01490
12-13-06	0.0230	0.00020	—	0.02280	0.00020	—	0.02280
1-10-07	0.0160	0.00010	—	0.01590	0.00010	—	0.01590
2-14-07	0.0140	0.00010	—	0.01390	0.00010	—	0.01390
3-14-07	0.0160	0.00010	—	0.01590	0.00010	—	0.01590
4-11-07	0.0150	0.00010	—	0.01490	0.00010	—	0.01490
5-09-07	0.0170	0.00010	—	0.01690	0.00010	—	0.01690
6-13-07	0.0160	0.00010	—	0.01590	0.00010	—	0.01590
7-11-07	0.0170	0.00010	—	0.01690	0.00010	—	0.01690
8-15-07	0.0160	0.00010	—	0.01590	0.00010	—	0.01590
9-12-07	0.0170	0.00010	—	0.01690	0.00010	—	0.01690
Total	$0.1970	$0.00130	$ —	$0.19570	$ 0.00130	$ —	$0.19570
			Class Y				
10-11-06	$0.0230	$0.00020	$ —	$0.02280	$ 0.00020	$ —	$0.02280
11-15-06	0.0230	0.00020	—	0.02280	0.00020	—	0.02280
12-13-06	0.0300	0.00030	—	0.02970	0.00030	—	0.02970
1-10-07	0.0220	0.00020	—	0.02180	0.00020	—	0.02180
2-14-07	0.0240	0.00020	—	0.02380	0.00020	—	0.02380
3-14-07	0.0230	0.00020	—	0.02280	0.00020	—	0.02280
4-11-07	0.0220	0.00020	—	0.02180	0.00020	—	0.02180
5-09-07	0.0230	0.00020	—	0.02280	0.00020	—	0.02280
6-13-07	0.0250	0.00020	—	0.02480	0.00020	—	0.02480
7-11-07	0.0230	0.00020	—	0.02280	0.00020	—	0.02280
8-15-07	0.0240	0.00020	—	0.02380	0.00020	—	0.02380
9-12-07	0.0240	0.00020	—	0.02380	0.00020	—	0.02380
Total	$0.2860	$0.00250	$ —	$0.28350	$ 0.00250	$ —	$0.28350

NON-QUALIFYING DIVIDENDS – The non-qualifying portion of distributions represents the taxable portion of dividends paid and does not qualify for the dividends received deduction for corporations.

The actual taxable amount of dividends will be reported to you on Form 1099-DIV and the non-taxable amount of dividends plus the amount that may be subject to alternative minimum tax will be reported to you on Form 1099-INT after the close of the applicable calendar year.

Income from the Fund may be subject to the alternative minimum tax. Shareholders are advised to consult with their tax adviser concerning the tax treatment of dividends and distributions from the Fund.

The Board of Directors of Waddell & Reed Advisors Municipal Bond Fund, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds (21 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (3 portfolios) and W&R Target Funds, Inc. (25 portfolios) (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of W&R Target Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, comprise the Waddell & Reed/Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (16 portfolios) and Ivy Funds, Inc. (12 portfolios).

A director is "interested" by virtue of his or her current or former engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the funds' investment advisor, WRIMCO; the funds' principal underwriter, W&R; and the funds' transfer agent, WRSCO, as well as by virtue of their personal ownership of shares of WDR. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly owned subsidiaries, including W&R, WRIMCO and WRSCO. Each director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

David P. Gardner serves as the Independent Chairman of the Fund's Board and of the board of directors of the other funds in the Advisors Fund Complex.

Additional Information about Directors

The Statement of Additional Information (SAI) for the Fund includes additional information about the Fund's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 Age 67	Director since 2007	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present) and Boettcher Aerial, Inc. (Aerial Ag Applicator) (1983 to present); Member, Kansas Board of Regents	Director of Guaranty State Bank & Trust Co.; Director of Guaranty, Inc.; Trustee, Kansas Public Employees Retirement System; Director, Ivy Funds, Inc.; Trustee, Ivy Funds
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 Age: 60	Director since 1997	Professor of Law, Washburn School of Law (1973 to present); Formerly, Dean, Washburn School of Law (until 2001)	Director, Kansas Legal Services for Prisoners, Inc.
John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 Age: 68	Director since 1997	President and Director, JoDill Corp. (1980 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises	Advisory Director, UMB Northland Board (Financial Services); President, Liberty Memorial Association (WWI National Museum); Director, Northland Betterment Commission
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 Age: 74	Director since 1998 Independent Chairman since 2006	Senior Advisor to the President, J. Paul Getty Trust (until 2006); Professor, University of Utah (until 2005)	None

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 40	Director since 1998	Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to present); Adjunct Professor, University of Oklahoma School of Law (1997 to present); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present); LSQ Manager, Inc. (since 2007)	Director and Shareholder, Valliance Bank; Director, Melbourne Family Support Organization; Director, Norman Economic Development Coalition; Chairman and Director, Ivy Funds, Inc.; Chairman and Trustee, Ivy Funds
John F. Hayes 6300 Lamar Avenue Overland Park, KS 66202 Age: 87	Director since 1988	Shareholder, Gilliland & Hayes, P.A., a law firm; formerly, Chairman, Gilliland & Hayes (until 2003)	Director, Central Bank & Trust; Director, Central Financial Corporation (banking)
Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 83	Director since 1976	Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC	Chairman and CEO, Wellness Council of America; Member, Advisory Council of the Boy Scouts of America
Frank J. Ross, Jr. Polsinelli Shalton Flanigan, Suelthaus P.C. 700 West 47th Street, Ste. 1000 Kansas City, MO 64112 Age: 54	Director since 1996	Shareholder/Director, Polsinelli Shalton Flanigan, Suelthaus, P.C., a law firm (1980 to present)	Director, Columbian Bank & Trust
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 Age: 70	Director since 1995	Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003)	Director, Ivy Funds, Inc.; Trustee, Ivy Funds

INTERESTED DIRECTORS

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 Age 54	Director since 2007	Director, Executive Vice President and Chief Investment Officer of WRIMCO; Senior Vice President and Chief Investment Officer of WDR	Director of IICO
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 Age: 70	Director since 1998	Consultant of WDR and Waddell & Reed (2001 to present); formerly, Director of WDR (until 2003)	None
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 Age: 64	Director since 1998 President since 2001	CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); formerly, President and Chief Investment Officer (CIO) of WDR, WRIMCO and IICO (until 2005); President and Director/Trustee of each of the funds in the Fund Complex	Director of WDR, WRSCO and Waddell & Reed; Director, Ivy Funds, Inc.; Trustee, Ivy Funds; Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO; Director, Ivy Services Inc. (ISI), an affiliate of IICO

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 Age: 43	Vice President since 2006 Secretary since 2006	Vice President and Secretary of each of the funds in the Fund Complex (since 2006); Vice President of WRIMCO and IICO (since 2006); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (1994 to 2005).	None
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 Age: 38	Vice President since 2006 Treasurer since 2006 Principal Accounting Officer since 2006 Principal Financial Officer since 2007	Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (since 2006); Principal Financial Officer of each of the funds in the Fund Complex (since 2007); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006); Senior Manager, Deloitte & Touche LLP (2001 to 2003).	None
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 Age: 39	Vice President since 2000 Assistant Secretary since 2006 Associate General Counsel since 2000	Senior Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (since 2006); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006)	None

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 Age: 41	Vice President since 2000 General Counsel since 2000 Assistant Secretary since 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)	None
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 Age: 39	Chief Compliance Officer since 2004 Vice President since 2006	Vice President (2006 to present) and Chief Compliance Officer for each of the funds in the Fund Complex (2004 to present); formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)	None

Renewal of Investment Management Agreement for Waddell & Reed Advisors Municipal Bond Fund, Inc.

At its meeting on August 13, 14 and 15, 2007, the Fund's Board of Directors, including all of the Disinterested Directors, considered and approved the continuance of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Fund. The Disinterested Directors were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Directors also received and considered a memorandum from their independent legal counsel regarding the Disinterested Directors' responsibilities in evaluating the Management Agreement. This memorandum explained the regulatory requirements pertaining to the Disinterested Directors' evaluation of the Management Agreement. In addition, the Disinterested Directors engaged an independent fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request for information to be provided to the Directors in connection with their consideration of the continuance of the Management Agreement. WRIMCO provided materials to the Directors that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement (the "Initial Response"). Thereafter, independent legal counsel sent to WRIMCO a supplemental request for certain additional information, and WRIMCO provided additional information in response to this request. The Directors also received reports prepared by an independent third party, Lipper Inc. ("Lipper"), relating to the Fund's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Lipper (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Lipper (the "Peer Group"), respectively. Further, the Directors received a written evaluation from the independent fee consultant, a summary of which is included in this Annual Report. At their meeting, the Directors received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to the Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Directors' consideration of the continuance of the Management Agreement.

Nature, Extent and Quality of Services Provided to the Fund

The Directors considered the nature, extent and quality of the services provided to the Fund pursuant to the Management Agreement and also the overall fairness of the Management Agreement.

The Directors considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including but not limited to fund accounting and administration and assistance in meeting legal and regulatory requirements. The Directors also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for the Fund, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Directors also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio. The Directors considered the Fund's performance, both on an absolute basis and in relation to the performance of its Performance Universe. The Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Directors considered the management fees and total expenses of the Fund and also considered the Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group. The Directors' review also included consideration of the Fund's management fees at various asset levels, which reflected breakpoints in the management fee structure, and average account size information. In addition, the Directors considered the investment management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective and similar investment policies and strategies as the Fund ("Similar Funds"). The Directors also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective and similar investment policies and strategies as the Fund ("Other Accounts").

The Directors considered that the Fund's total return performance was lower than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods. The Directors also considered the information in WRIMCO's Initial Response explaining that much of the Fund's underperformance relates to its having continued to be positioned for rising interest rates, which did not materialize, and that the Fund invests in very high-quality bonds, which have underperformed for an unusually long period of time.

The Directors considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was equal to the Peer Group median and that the overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were equal to the Peer Group median. The Directors also considered that WRIMCO explained that the Fund's higher average-account-size-weighted non-management fee expenses were primarily attributable to expenses other than transfer agency and custodian fees. The Directors considered the transfer agency fee reduction that became effective September 1, 2007. They further considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the asset-weighted average for its Peer Group.

The Directors also considered that there was a Similar Fund that had an advisory fee schedule that was higher than the Fund's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Directors considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Fund's management fee.

Profitability and Economies of Scale

The Directors also considered that the Fund's management fee structure includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Directors also considered the management fee rate reductions that became effective October 1, 2006, for the Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for the Fund on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to the Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Directors considered specific data as to WRIMCO's profit with respect to the Fund for a recent period. The Directors also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement, the Directors considered the best interests of the Fund and the overall fairness of the proposed Management Agreement. The Directors considered the following factors to be of primary importance to their approval of the continuance of the Fund's Management Agreement, without any one factor being dispositive:

- the performance of the Fund compared with the average performance of its Performance Universe and with relevant indices;
- the Fund's investment management fees and total expenses compared with the management fees and total expenses of the Peer Group;
- the existence or appropriateness of breakpoints in the Fund's management fees;
- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;
- the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and
- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the independent fee consultant, the Board determined that the Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement was in the best interests of the Fund. In reaching these determinations, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO was reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

The Board of Directors for each of the mutual funds has appointed an independent fee consultant. Posted below is a summary of the written fee evaluation of such consultant for the most recent year.

Overview

Waddell & Reed, Inc. ("W&R"), Waddell & Reed Investment Management Company ("WRIMCO") and Waddell & Reed Services Company ("WRSCO") (collectively, "Waddell") agreed on July 19, 2006 to the New York Attorney General Assurance of Discontinuance ("AOD"). Among other things, the AOD stipulates that WRIMCO may manage or advise a mutual fund for Waddell & Reed Advisors Funds ("Advisors Funds"), W&R Target Funds, Inc. ("Target Funds"), or Waddell & Reed InvestEd Portfolios, Inc. ("InvestEd Portfolios") (collectively, "Funds") only if the Disinterested Directors of the Fund's Board appoint a Senior Officer or an Independent Fee Consultant ("IFC"), who is to manage the process by which proposed management fees are negotiated. The AOD further stipulates that the Senior Officer or IFC is to prepare a written annual evaluation for use by the Funds' Boards of Directors in evaluating the reasonableness of the proposed management fees for the Funds.

On August 22, 2006, the Disinterested Directors retained me as IFC for the Funds. In this capacity, I have prepared the first annual written evaluation of the proposed management fees for the Funds.

Role of the IFC

The AOD charges the IFC with managing the process by which the proposed management fees (including, but not limited to, advisory fees) to be charged to the Funds are negotiated in a manner which is at an arm's length and reasonable and consistent with the AOD. In this role, the IFC does not replace the Directors in negotiating management fees with WRIMCO and the IFC does not substitute his or her judgment for that of the Directors about the reasonableness of the proposed fees. As the AOD states, "Waddell may manage or advise a Fund after October 1, 2006 only if the reasonableness of the proposed management fees is determined by the Board of Directors of the Funds using an annual independent written evaluation prepared by or under the direction of a Senior Officer or the Independent Fee Consultant… ".

In addition, the AOD requires that the IFC keep the Funds' Boards of Directors fully and promptly informed of the fee evaluation process and that Waddell cooperate fully with the IFC and provide any information requested by the IFC that relates to the IFC's fee evaluation.

Factors Involved in the IFC's Written Evaluation

The AOD stipulates that the IFC's written evaluation must address at least six factors:

1. The nature and quality of Waddell's services, including Fund performance

2. Management fees (including any components thereof) charged by other mutual fund companies for like services

3. Management fees (including any components thereof) charged to institutional and other clients of Waddell for like services

4. Possible economies of scale as the Fund(s) grow larger

5. Costs to Waddell and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit

6. Profit margins of Waddell and its affiliates from supplying such services

My comments are included in the following paragraphs, organized into three topics: the process, the materials, and the findings of my evaluation of the proposed management fees and the contract renewal process..

Process

The contract renewal process is defined to include the principal sequential steps by which the Disinterested Directors go about determining the reasonableness of the proposed management fees for the Funds in the context of their annual consideration of the proposed continuance of the Funds' respective Investment Management Agreements with WRIMCO. The 2007 contract renewal process from my perspective began with my retention and is anticipated to conclude at the Board meeting on August 14/15, 2007. As IFC, I participated throughout the contract renewal process.

The Board previously created the Special Compliance & Governance Committee ("Compliance Committee") which is charged with responsibility for the preparatory work associated with the contract renewal process.

A calendar of due dates was prepared and agreed to by the Compliance Committee in order to ensure that the Disinterested Directors and Board receive all the necessary information for their contract renewal process in plenty of time to carefully deliberate and to ask for any follow-up information as needed.

The Disinterested Directors instructed independent legal counsel to the Disinterested Directors, Kirkpatrick & Lockhart Preston Gates Ellis LLP ("K&L Gates"), to prepare a letter requesting the necessary information from WRIMCO needed for the contract renewal process. This information was promptly and cooperatively provided by WRIMCO. The Lipper Company ("Lipper"), a division of Reuters, was asked to provide independently compiled comparative information about the Funds.

Lipper selected the peer group funds and sought input from the investment professionals at WRIMCO to ensure that Lipper understood the investment and distribution intricacies of the Funds.

The Compliance Committee met on July 12, 2007, with me and K&L Gates to discuss the information provided by WRIMCO and Lipper and to determine whether to request any additional information from WRIMCO prior to the August Disinterested Directors and Board meetings. At the Compliance Committee's direction, K&L Gates sent a supplemental request to WRIMCO for certain additional information which WRIMCO promptly and cooperatively provided prior to the August meetings.

As part of my responsibilities as IFC, I was requested to attend the Disinterested Directors' meetings of August 13–15, 2007, to present my evaluation of the proposed management fees for the Funds and to discuss with the Disinterested Directors my findings. On August 13, I met separately with the Disinterested Directors and K&L Gates to address these matters in preparation for the Board Meetings on August 14/15, 2007.

Materials

Materials refer to the informational materials which were prepared by all the parties involved in the contract renewal process in response to the data requested by the Disinterested Directors through the Compliance Committee and K&L Gates. As IFC, I reviewed all the data produced and found it to be responsive to the data requested by the Disinterested Directors. I also reviewed certain other materials that I considered relevant.

I used these materials to analyze trends and comparative information about the six factors discussed above. My review follows. I would note that, apart from these materials, the Disinterested Directors also received information throughout the year, some of which I reviewed, that may also be relevant to the contract renewal process.

(1) Nature and Quality of Services

Under the AOD, I am obliged to comment on the investment performance of the Funds. The data for these comparisons are drawn from the Lipper materials discussed above. Performance information is based on April 30, 2007 data.

My experience is that fund directors should focus on longer-term performance during the contract renewal process (though they may choose to focus on shorter-term performance for other purposes such as portfolio evaluation). For this summary I have concentrated on 3-year performance in comparison to the "performance universe", rather than on the more limited "performance group" because fund investors are more typically concerned with the objective and style of management than the size of the fund.

Generally speaking, the Funds reflect strong and improving performance in the 3- and 5-year periods. 5-year performance has 47% of the Funds in the first two quintiles of their performance universe and 11% in the 5th quintile. The 3-year figures upgrade to 53% of the Funds in the first two quintiles and only 8% in the 5th quintile.

The short-term 1-year period depicts a decline in the performance of a number of Funds, with only 33% of Funds falling in the first two quintiles, and 19% in the 5th quintile. The performance gap is more evident when comparing the 82% of Funds that are in the first three quintiles of performance for the 3-year period versus only 44% for the 1-year period

In their supplemental request, the Disinterested Directors asked WRIMCO for an explanation for the decline in the 1-year performance of these Funds compared to their 3- and 5-year performance. In response to this request, WRIMCO advised that in general, short-term performance had improved through June 30, 2007. Additional performance updates to July 19 were provided by WRIMCO in response to the supplemental request from K&L Gates and still more updates to July 31 were provided at the August 13, 2007 meeting of the Disinterested Directors.

WRSCO maintains internal statistics to track service quality, which showed a decline in the quality of customer service provided to the Funds' shareholders. The Disinterested Directors were informed about corrective actions to be taken in February 2007 and the quality has improved slightly through June 30, 2007.

(2) Management Fees and Total Expense Comparison for Comparable Mutual Funds

Information for this metric is drawn from the Lipper analysis and is compared with a peer group for each Fund. Overall, more Funds have improved their comparative ranking of actual management fees in 2007 than declined. However, the majority of Funds have management fees above the median of their peer groups. In general the cause of the higher total expenses than the peer group are caused by non-management fees which are discussed under the findings paragraphs below.

(3) Management Fees for Alternate Products

WRIMCO manages money for many different types of clients besides mutual funds. These include corporate and municipal pension funds and investment pools for wealthy individuals. Collectively, these services are advertised as "separate accounts." Several of these separate accounts are managed with the same investment objective and in the same style as some of the Advisors, Target and InvestEd Funds.

In most cases, the data provided by WRIMCO show that net management fees for the Funds are higher than that of the equivalent separate accounts. WRIMCO has explained these differences by reference to the different type of responsibilities borne by the mutual fund manager and the separate account manager. As IFC, I find these differences in fees reasonable.

(4) Costs to Waddell and its Affiliates of Supplying Services

An important component of the profit margin and economies of scale discussion which follows is to ensure that the cost allocation procedures which exist are reasonable and consistent from year to year. WRIMCO uses multiple methodologies for allocation including assets, revenue, time, and square footage. The bases of allocation have remained consistent over the past several years. As IFC, I know of no better way to perform these allocations and find WRIMCO's allocation methodologies reasonable.

(5) Profit Margins from Supplying Management Services

In general, under the Gartenberg ruling, independent directors of mutual funds are required to assess that the profitability of the advisory contracts to the advisor is not excessive. In addition, Lipper has provided a benchmark against which to evaluate the before-marketing, before-tax profitability of WRIMCO. This analysis places WRIMCO collectively at the bottom of Lipper peers. As a result, I do not find the margins to be excessive.

(6) Possible Economies of Scale

Economies of scale occur when assets grow and a fund's fixed costs are spread over a larger asset base. Typically, fund managers share economies of scale by implementing break points, or scale-downs, in the structure of the management fee. As a general rule, fund directors establish break points prospectively at an asset level beyond the current asset level so that shareholders benefit from future asset growth. Lipper provided the Disinterested Directors with a comprehensive listing of break points in the Waddell Funds and compared the effective fee at a uniform asset level.

Findings

After reviewing the materials (discussed above) which WRIMCO and Lipper have produced, I have summarized my findings for the purpose of discussion at the August 14/15, 2007 Disinterested Directors and Board meetings. These include four specific areas: Fund performance, non-management expenses, economies of scale, and total expenses.

Fund Performance

While I found that the Funds have generally acceptable performance, certain Funds have either continuing or recent challenges. In my view, long-term performance issues should draw more attention as they reflect investment capabilities rather than short-term swings in the market. WRIMCO has addressed each of these Funds in its response to K&L Gates' initial letter. The Disinterested Directors may choose to monitor the Funds on the long-term performance list by a variety of possible approaches.

Because the list of Funds with 1-year performance declines includes Funds whose 3-year and 5-year performance periods reflect superior performance, the shift should be noted by the Disinterested Directors. WRIMCO has provided the Disinterested Directors with an explanation of reasons for 1-year performance decline from the 3-year and 5-year trends together with a performance update for consideration at their August 14/15, 2007 meetings.

Non-Management Expenses

Waddell's business model leads to higher non-management expenses across the Funds in general. This business model targets the small to mid-level investor population, an approach that has resulted in many relatively small shareholdings. In their supplemental request to WRIMCO, the Disinterested Directors requested additional information about the possibility of charging an annual account fee on small shareholdings. WRIMCO has provided this information for consideration by the Disinterested Directors at their August 14/15, 2007 meetings.

Economies of Scale

In order to allow the shareholders to share in the economies of scale realized by the Funds, there are break points to the management fees for all Funds other than money market fundsThe current break points of the Funds appear adequate in providing economies of scale with the possible exception of the Advisors Core Investment Fund, which is the largest in the complex.

In their supplemental request to WRIMCO, the Disinterested Directors asked for an analysis of an additional break point at the $5 billion average asset level for this Fund. WRIMCO has provided this information and offered to institute an additional break point of 2.5 basis points at $5.0 billion in assets. The Board will consider this offer at the August 14/15, 2007 meetings.

Total Expenses

If a Fund consistently demonstrates poor performance, higher than average expenses, or a combination of both, it may be appropriate for the Disinterested Directors to consider taking affirmative action. Possible actions include requesting more frequent reports, WRIMCO's providing more research support, WRIMCO's providing more portfolio management capability, seeking an outside sub-advisor, or requesting a voluntary fee waiver to reduce total expenses and/or improve performance.

In their supplemental request, the Disinterested Directors asked WRIMCO to analyze the potential impact of a voluntary waiver on two such Funds, the Advisor High Income Fund and the Target Small Cap Value Fund. WRIMCO provided this information in its supplemental response for consideration by the Boards at their August 14/15, 2007 meetings.

* * *

In conclusion, as IFC, I have monitored the process, reviewed the materials, and find that:

■ The contract renewal process conducted under the supervision of the Disinterested Directors has been careful, deliberate, and conscientious.

■ The materials used during the contract renewal process were prepared by WRIMCO or Lipper. As IFC, I have reviewed the material used in this report. I have monitored the process under which Lipper selected the peers and produced its report. The materials were prepared without bias and in sufficient detail to facilitate meaningful decisions by the Disinterested Directors and the full Boards.

■ The discussion which took place leading up to and at the Disinterested Directors and Board meetings was substantive and conducted in accordance with the best interests of the shareholders of the Funds.

Respectfully submitted,

C. Meyrick Payne,
Independent Fee Consultant

August 13, 2007

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

This page is for your notes and calculations.

The Waddell & Reed Advisors Funds Family

Global/International Funds
    Waddell & Reed Advisors Global Bond Fund
    Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
    Waddell & Reed Advisors Accumulative Fund
    Waddell & Reed Advisors Core Investment Fund
    Waddell & Reed Advisors Dividend Income Fund
    Waddell & Reed Advisors New Concepts Fund
    Waddell & Reed Advisors Small Cap Fund
    Waddell & Reed Advisors Tax-Managed Equity Fund
    Waddell & Reed Advisors Value Fund
    Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
    Waddell & Reed Advisors Bond Fund
    Waddell & Reed Advisors Government Securities Fund
    Waddell & Reed Advisors High Income Fund
    Waddell & Reed Advisors Municipal Bond Fund
    Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
    Waddell & Reed Advisors Cash Management

Specialty Funds
    Waddell & Reed Advisors Asset Strategy Fund
    Waddell & Reed Advisors Continental Income Fund
    Waddell & Reed Advisors Energy Fund
    Waddell & Reed Advisors Retirement Shares
    Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

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